UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Veeva Systems Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

922475108

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922475108	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maja Kristin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,906,893 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,906,893 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,906,893 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ 0
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4(1)
12	TYPE OF REPORTING PERSON IN

(1) Represents (i) 467,764 shares of Class A Common Stock held by the Reporting Person, as trustee of the Maja Kristin Revocable Trust, dated August 27, 2012 and (ii) 335,129 shares of Class A Common Stock held by the Maja Kristin 2014 Annuity Trust and (iii) 2,084,000 shares of Class A Common Stock held by the Maja Kristin 2016 Annuity Trust.

CUSIP No. 922475108	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Veeva Systems Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4280 Hacienda Drive
Pleasanton, CA 94588

Item 2(a)	Name of Person Filing:

Maja Kristin

the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o Veeva Systems Inc.
4280 Hacienda Drive
Pleasanton, CA 94588

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

922475108

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

     Not applicable.

CUSIP No. 922475108	13G	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned: 2,906,893 shares (1)

(b) Percent of Class: 3.4% (1)

(c) Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0 shares

(ii)	Shared power to vote or direct the vote: 2,906,893 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 2,906,893 shares

(1)	Represents (i) 467,764 shares of Class A Common Stock held by the Reporting Person, as trustee of the Maja Kristin Revocable Trust, dated August 27, 2012 and (ii) 335,129 shares of Class A Common Stock held by the Maja Kristin 2014 Annuity Trust and (iii) 2,084,000 shares of Class A Common Stock held by the Maja Kristin 2016 Annuity Trust.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 922475108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	Maja Kristin

	By:	/s/ Maja Kristin